SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                          SYNUTRA INTERNATIONAL, INC.
                          ---------------------------
                                (Name of Issuer)


                   Common Stock, Par Value $0.0001 Per Share
                   -----------------------------------------
                         (Title of Class of Securities)


                                   87164C 10 2
                                   -----------
                                 (CUSIP Number)


                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                               New York, NY 10017
                                 (212) 878-0600
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 June 15, 2007
                               ----------------

             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus Private Equity IX, L.P. 20-2975990
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ] (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               4,000,000
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       4,000,000
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,000,000
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.4%(1)
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
------------- ------------------------------------------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus IX LLC - 20-2975945
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ] (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               4,000,000
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       4,000,000

--------
(1) Based upon a total of 54,000,713 shares outstanding, consisting of 50,000,713 shares outstanding, as reported in Synutra International's 10-Q/A filed March 16, 2007 and 4,000,000 shares issued to WP IX pursuant to the Common Stock Purchase Agreement dated May 24, 2007.

------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,000,000
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.4%(2)
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus Partners LLC  - 13-4069737
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ] (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------

--------
(2) Based upon a total of 54,000,713 shares outstanding, consisting of 50,000,713 shares outstanding, as reported in Synutra International's 10-Q/A filed March 16, 2007 and 4,000,000 shares issued to WP IX pursuant to the Common Stock Purchase Agreement dated May 24, 2007.

SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               4,000,000
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       4,000,000
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,000,000
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.4%(3)
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus LLC  - 13-3536050
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ] (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------
(3) Based upon a total of 54,000,713 shares outstanding, consisting of 50,000,713 shares outstanding, as reported in Synutra International's 10-Q/A filed March 16, 2007 and 4,000,000 shares issued to WP IX pursuant to the Common Stock Purchase Agreement dated May 24, 2007.

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               4,000,000
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       4,000,000

------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,000,000
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.4%(4)
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus & Co. - 13-6358475
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]

--------
(4) Based upon a total of 54,000,713 shares outstanding, consisting of 50,000,713 shares outstanding, as reported in Synutra International's 10-Q/A filed March 16, 2007 and 4,000,000 shares issued to WP IX pursuant to the Common Stock Purchase Agreement dated May 24, 2007.

------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               4,000,000
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       4,000,000

------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,000,000
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.4%(5)
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN

--------
(5) Based upon a total of 54,000,713 shares outstanding, consisting of 50,000,713 shares outstanding, as reported in Synutra International's 10-Q/A filed March 16, 2007 and 4,000,000 shares issued to WP IX pursuant to the Common Stock Purchase Agreement dated May 24, 2007.

------------- ------------------------------------------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Charles R. Kaye
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ] (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               4,000,000
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       4,000,000

------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,000,000
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.4%(6)
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- ------------------------------------------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Joseph P. Landy
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ] (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               4,000,000
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       4,000,000

--------
(6) Based upon a total of 54,000,713 shares outstanding, consisting of 50,000,713 shares outstanding, as reported in Synutra International's 10-Q/A filed March 16, 2007 and 4,000,000 shares issued to WP IX pursuant to the Common Stock Purchase Agreement dated May 24, 2007.

------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,000,000
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.4%(7)
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- ------------------------------------------------------------------

Item 1. Security and Issuer

     This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.0001 per share ("Common Stock"), of Synutra International, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2275 Research Blvd. Suite 500, Rockville, Maryland 20850.

Item 2. Identity and Background

     (a) This Schedule 13D is being filed by Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership ("WP IX"), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX ("WP IX LLC"), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP IX LLC ("WPP LLC"), Warburg Pincus LLC, a New York limited liability company that manages WP IX ("WP LLC"), Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC ("WP"), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (Mr. Kaye, Mr. Landy, WP IX, WP IX LLC, WP LLC and WP collectively being referred to as the "Warburg Pincus Reporting Persons"). The agreement among the Warburg Pincus Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is attached hereto as Exhibit 1.

     (b) The address of the principal business and principal office of each of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017. The General Partners of WP and the Members of WP LLC, and their respective business addresses, are set forth on Schedule I hereto.

--------
(7) Based upon a total of 54,000,713 shares outstanding, consisting of 50,000,713 shares outstanding, as reported in Synutra International's 10-Q/A filed March 16, 2007 and 4,000,000 shares issued to WP IX pursuant to the Common Stock Purchase Agreement dated May 24, 2007.

     (c) The principal business of WP IX is that of making private equity and related investments. The principal business of WP is acting as the managing member of WPP LLC. The principal business of WPP LLC is acting as general partner to several private equity funds and as the sole member of WP IX LLC. The principal business of WP IX LLC is acting as general partner of WP IX. The principal business of WP LLC is managing several private equity funds, including WP IX. The principal business of each of Mr. Kaye and Mr. Landy is acting as a Managing General Partner of WP and Co-President and Managing Member of WP LLC. The principal occupation of each of the general partners of WP and the members and managing directors of WP LLC is set forth on Schedule I hereto.

     (d) During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the partners, members or managing directors named on Schedule I, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the partners, members or directors named on Schedule I, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) WP IX is a limited partnership organized under the laws of the State of Delaware. WP IX LLC, WPP LLC and WP LLC are each limited liability companies organized under the laws of the State of New York. WP is a general partnership organized under the laws of the State of New York. Messrs. Kaye and Landy are citizens of the United States of America. Except as otherwise indicated on
Schedule I hereto, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     On May 24, 2007, WP IX and the Issuer entered into a Common Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which WP IX agreed to acquire shares of the Issuer's Common Stock. At the closing of the transaction on June 15, 2007, the Issuer sold 4,000,000 shares of Common Stock to WP IX at an aggregate purchase price of $66,000,000, or $16.50 per share.

     All of the funds required to acquire the Common Stock were obtained from capital contributions from WP IX's limited partners.

Item 4. Purpose of Transaction

     The acquisition by WP IX of the Common Stock was effected because of the belief that the Common Stock represented, and continues to represent, an attractive investment. The Warburg Pincus Reporting Persons beneficially own the Common Stock as an investment. The Warburg Pincus Reporting Persons may from time to time purchase shares of the Issuer's Common Stock or other capital stock of the Issuer in open market or private transactions or otherwise. The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Issuer and other factors. The Warburg Pincus Reporting Persons also reserve the right to reduce their interest in the Issuer from time to time by open market or private sales of the Issuer's Common Stock.

     A copy of the Purchase Agreement is listed hereto as Exhibit 2 and incorporated herein by reference. In addition, WP IX entered into (1) a Registration Rights Agreement with the Issuer, (2) a Voting and Co-Sale Agreement with Beams Power Investment Limited (the "Significant Stockholder") and the Issuer, and (3) a waiver agreement with the Issuer, the Significant Stockholder and ABN AMRO Bank N.V., Hong Kong Branch ("ABN") at the closing of the transactions contemplated by the Purchase Agreement. A copy of the Registration Rights Agreement is listed hereto as Exhibit 3 and incorporated herein by reference, a copy of the Voting and Co-Sale Agreement is listed hereto as Exhibit 4 and incorporated herein by reference and a copy of the ABN Waiver Letter is listed hereto as Exhibit 5 and incorporated herein by reference. Set forth below is a summary of the material terms of the Purchase Agreement, the Registration Rights Agreement, the Voting and Co-Sale Agreement and the ABN Waiver Letter.

Terms of the Purchase Agreement
-------------------------------

     Pursuant to the Purchase Agreement, WP IX agreed to acquire 4 million shares of Common Stock of the Issuer for an aggregate purchase price of sixty-six million dollars ($66,000,000). Pursuant to the terms of the Purchase Agreement so long as WP IX owns at least 50% of the Common Stock acquired by WP IX pursuant to the Purchase Agreement, WP IX shall have the right to designate a person to serve on the Board of Directors of the Issuer (the "WP IX Designee"), and the Issuer agreed to use its best efforts to nominate and cause the WP IX Designee to be elected to the Issuer's Board of Directors.

     The foregoing description of the terms of the Purchase Agreement is qualified in its entirety by reference to the copy of the Purchase Agreement, filed with this report as Exhibit 2, incorporated herein by reference.

Terms of the Registration Rights Agreement
------------------------------------------

     In connection with the closing of the transactions contemplated by the Purchase Agreement, the Issuer entered into the Registration Rights Agreement (the "Registration Rights Agreement") with WP IX on June 15, 2007. Under the terms of the Registration Rights Agreement, the Issuer will, as soon as practicable, file with the Securities and Exchange Commission a registration statement for the resale of the Common Stock and use commercially reasonable efforts to have the registration statement declared effective as soon as practicable. The Issuer is required to maintain the effectiveness of the registration statement until the earlier of such time as the date on which all Registrable Securities have been sold pursuant to the registration statement, the date on which all Registrable Securities (as defined in the Registration Rights Agreement) have been sold under Rule 144(k) of the Securities Act, or the passage of four years from the date of the Registration Rights Agreement. Pursuant to the terms of the Registration Rights Agreement, the Issuer granted WP IX the right to two demand registrations and unlimited piggyback registrations, subject to certain conditions.

     The foregoing description of the terms of the Registration Rights Agreement is qualified in its entirety by reference to the copy of the Registration Rights Agreement filed with this report as Exhibit 3, incorporated herein by reference.

Terms of the Voting and Co-Sale Agreement
-----------------------------------------

     In connection with the closing of the transactions contemplated by the Purchase Agreement, the Issuer, the Significant Stockholder and WP IX entered into the Voting and Co-Sale Agreement (the "Voting Agreement") on June 15, 2007. Pursuant to the terms of the Voting Agreement, the Significant Stockholder agreed to vote its shares in favor of the election of a WP IX designee. If WP IX no longer wishes a WP IX designee to serve on the board and such WP IX designee fails to resign, the Significant Stockholder agreed to vote all of its shares entitled to vote in favor of such removal. The Voting Agreement also grants certain co-sale rights in the event of sale or other transfer of shares by the Significant Stockholder.

     The foregoing description of the terms of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement filed with this report as Exhibit 4, incorporated herein by reference.

Terms of the ABN Waiver Letter
------------------------------

     In connection with the closing of the transactions contemplated by the Purchase Agreement, the Issuer, the Significant Stockholder, ABN and WP IX entered into a waiver letter agreement (the "ABN Waiver Letter") on June 15, 2007. Pursuant to the terms of the ABN Waiver Letter, the Issuer granted ABN additional registration rights designed to be consistent with rights granted to WP IX pursuant to the Registration Rights Agreement, in exchange for ABN's willingness to waive a provision of the Registration Rights Agreement entered into between ABN and the Issuer, dated as of April 19, 2007, that prohibits the Issuer from entering into any agreement granting any holder or prospective holder of any securities of the Issuer registration rights with priority of inclusion rights superior to or pari passu with the rights granted to ABN without written consent from ABN. Among other things, ABN also consented to the Significant Stockholder entering into the Voting Agreement.

     The foregoing description of the terms of the ABN Waiver Letter is qualified in its entirety by reference to the copy of the ABN Waiver Letter filed with this report as Exhibit 5, incorporated herein by reference.

Additional Disclosure
---------------------

     Except as described in the Purchase Agreement, the Registration Rights Agreement, the Voting Agreement, the ABN Waiver Letter and as otherwise set forth in this Schedule 13D, no Warburg Pincus Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) As of June 15, 2007, WP IX is deemed to beneficially own an aggregate of 4,000,000 shares of the Issuer's Common Stock, which represents approximately 7.4% of the outstanding shares of the Issuer's Common Stock in accordance with Rule 13d-3(d). This percentage is based on 50,000,713 shares of Common Stock outstanding as of March 16, 2007, as provided in the Issuer's 10-Q/A, and 4,000,000 shares issued to WP IX pursuant to the Common Stock Purchase Agreement dated May 24, 2007.

     Due to their respective relationships with WP IX and each other, the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 4,000,000 shares of the Issuer's Common Stock, which represents 7.4% of the outstanding shares of the Issuer's Common Stock.

     Each of WP, WPP LLC, WP LLC, WP IX LLC, Mr. Kaye and Mr. Landy disclaims beneficial ownership of the Common Stock.

     (b) Each of the Warburg Pincus Reporting Persons is deemed to share with WP IX the power to vote or to direct the vote and to dispose or to direct the disposition of 4,000,000 shares of the Issuer's Common Stock.

     (c) Except for the transactions described in Items 3 and 4 above, no other transactions in shares of the Issuer's Common Stock were effected by the Warburg Pincus Reporting Persons during the sixty days before the date of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as otherwise set forth in this Schedule 13D, none of the Warburg Pincus Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Issuer, including, but not limited to, the transfer of any of the shares of the Issuer's Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Joint Filing Agreement, dated June 20, 2007, among the Warburg Pincus Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

Exhibit 2 Common Stock Purchase Agreement, dated May 24, 2007, between Synutra International, Inc. and Warburg Pincus Private Equity IX, L.P. (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K/A filed with the Commission on June 1, 2007, and incorporated herein by reference).

Exhibit 3 Registration Rights Agreement, dated June 15, 2007, between Synutra International, Inc. and Warburg Pincus Private Equity IX, L.P. (filed as Exhibit A to Exhibit 10.1 to the Issuer's Current Report on Form 8-K/A filed with the Commission on June 1, 2007, and incorporated herein by reference).

Exhibit 4 Voting and Co-Sale Agreement, dated June 15, 2007, between Synutra International, Inc., Beams Power Investment Limited and Warburg Pincus Private Equity IX, L.P. (filed as Exhibit B to Exhibit 10.1 to the Issuer's Current Report on Form 8-K/A filed with the Commission on June 1, 2007, and incorporated herein by reference).

Exhibit 5 Waiver letter Agreement, dated June 15, 2007, between Synutra International, Inc., Beams Power Investment Limited, ABN AMRO Bank N.V., Hong Kong Branch and Warburg Pincus Private Equity IX, L.P.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2007


                           WARBURG PINCUS PRIVATE EQUITY IX, L.P.

                           By:  Warburg Pincus IX LLC, its General Partner,
                              By: Warburg Pincus Partners, LLC, its Sole Member,
                                  By: Warburg Pincus & Co., its Managing
                                      Member

                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name: Scott A. Arenare
                                Title:  Partner


                           WARBURG PINCUS IX LLC

                           By: Warburg Pincus Partners, LLC, its Sole
                               Member,
                              By:  Warburg Pincus & Co., its Managing
                                   Member

                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name: Scott A. Arenare
                                Title:  Partner


                           WARBURG PINCUS PARTNERS, LLC

                              By:  Warburg Pincus & Co., its Managing
                                   Member

                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name: Scott A. Arenare
                                Title:  Partner


                           WARBURG PINCUS LLC

                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                             Name: Scott A. Arenare
                            Title: Managing Director


                           WARBURG PINCUS & CO.

                           By:  /s/ Scott A. Arenare

                                ------------------------------------------------
                                Name: Scott A. Arenare
                                Title:  Partner


                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name:   Charles R. Kaye
                                By:     Scott A. Arenare, Attorney-in-Fact*



                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name: Joseph P. Landy
                                By:     Scott A. Arenare, Attorney-in-Fact**


* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

SCHEDULE I


        Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC (including its subsidiaries, "WP LLC"). The sole general partner of Warburg Pincus Private Equity IX, L.P. ("WP IX") is Warburg Pincus IX, LLC ("WP IX LLC"), an indirect subsidiary of WP. WP IX, WP IX LLC, WP and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                                          GENERAL PARTNERS OF WP

-------------------------------------- ---------------------------------------------------------------------------------------------
                                                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                                                   TO POSITION WITH WP, AND POSITIONS
              NAME                                                    WITH THE REPORTING ENTITIES
-------------------------------------- ---------------------------------------------------------------------------------------------
Joel Ackerman                          Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Scott A. Arenare                       Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
David Barr                             Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Sean D. Carney                         Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Mark Colodny                           Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
David A. Coulter                       Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Timothy J. Curt                        Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
W. Bowman Cutter Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Cary J. Davis                          Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
David W. Dorman                        Partner of WP; Member and Senior Advisor of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Michael Graff                          Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Patrick T. Hackett                     Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
E. Davisson Hardman Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Jeffrey A. Harris                      Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Stewart J. Hen                         Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
William H. Janeway                     Partner of WP; Member and Senior Advisor of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Julie A. Johnson Staples               Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Chansoo Joung                          Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Peter R. Kagan                         Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Charles R. Kaye                        Managing General Partner of WP; Managing Member and Co-President of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Henry Kressel                          Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
David Krieger                          Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Kevin Kruse                            Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Joseph P. Landy                        Managing General Partner of WP; Managing Member and Co-President of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Sidney Lapidus                         Partner of WP; Member and Senior Advisor of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Kewsong Lee                            Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Jonathan S. Leff                       Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Philip Mintz                           Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
James Neary                            Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Bilge Ogut                             Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Dalip Pathak                           Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Michael F. Profenius                   Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Stan Raatz                             Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Justin Sadrian                         Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Henry B. Schacht                       Partner of WP; Member and Senior Advisor of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Steven G. Schneider                    Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------

-------------------------------------- ---------------------------------------------------------------------------------------------
John Shearburn                         Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Mimi Strouse                           Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Barry Taylor                           Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Christopher H. Turner                  Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
John L. Vogelstein                     Partner of WP; Member and Senior Advisor of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Elizabeth H. Weatherman                Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
David J. Wenstrup                      Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Rosanne Zimmerman                      Partner of WP; Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Pincus & Company LLC*
-------------------------------------- ---------------------------------------------------------------------------------------------
WP & Co. Partners, L.P.**
-------------------------------------- ---------------------------------------------------------------------------------------------
Warburg Pincus Principal
Partnership, L.P.***
-------------------------------------- ---------------------------------------------------------------------------------------------
Warburg Pincus Real Estate
Principal Partnership, L.P.***
-------------------------------------- ---------------------------------------------------------------------------------------------
Warburg Pincus 2006 Limited
Partnership***
-------------------------------------- ---------------------------------------------------------------------------------------------

---------------------

*    New York limited liability company; primary activity is ownership interest in WP and WP LLC
**   New York limited partnership; primary activity is ownership interest in WP
***  Delaware limited partnership; primary activity is ownership interest in WP


                                             MEMBERS OF WP LLC

-------------------------------------- ---------------------------------------------------------------------------------------------
                                                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                                                 TO POSITION WITH WP LLC, AND POSITIONS
              NAME                                                    WITH THE REPORTING ENTITIES
-------------------------------------- ---------------------------------------------------------------------------------------------
Joel Ackerman                          Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Scott A. Arenare                       Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
David Barr                             Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Sean D. Carney                         Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Julian Cheng (1)                       Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Stephen John Coates (2)                Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Mark Colodny                           Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
David A. Coulter                       Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Timothy J. Curt                        Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
W. Bowman Cutter Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Cary J. Davis                          Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
David W. Dorman                        Member and Senior Advisor of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Rajiv Ghatalia (1)                     Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Michael Graff                          Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Patrick T. Hackett                     Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
E. Davisson Hardman Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Jeffrey A. Harris                      Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Stewart J. Hen                         Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
William H. Janeway                     Member and Senior Advisor of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Julie A. Johnson Staples               Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Chansoo Joung                          Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Peter R. Kagan                         Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Charles R. Kaye                        Managing Member and Co-President of WP LLC; Managing General Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Rajesh Khanna (3)                      Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Henry Kressel                          Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
David Krieger                          Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Kevin Kruse                            Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Joseph P. Landy                        Managing Member and Co-President of WP LLC; Managing General Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Sidney Lapidus                         Member and Senior Advisor of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Kewsong Lee                            Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Jonathan S. Leff                       Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Jeff Leng (1)                          Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
David Li (1)                           Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Nicholas J. Lowcock (2)                Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Niten Malhan (3)                       Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Philip Mintz                           Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
James Neary                            Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Bilge Ogut                             Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Dalip Pathak                           Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Michael F. Profenius                   Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Leo Puri (3)                           Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Stan Raatz                             Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Justin Sadrian                         Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Henry B. Schacht                       Member and Senior Advisor of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Steven G. Schneider                    Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Joseph C. Schull (4)                   Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------

-------------------------------------- ---------------------------------------------------------------------------------------------
John Shearburn                         Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Mimi Strouse                           Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Chang Q. Sun (1)                       Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Barry Taylor                           Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Christopher H. Turner                  Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Simon Turton (2)                       Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
John L. Vogelstein                     Member and Senior Advisor of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Elizabeth H. Weatherman                Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
David J. Wenstrup                      Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Peter Wilson (2)                       Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Jeremy S. Young (2)                    Member and Managing Director of WP LLC
-------------------------------------- ---------------------------------------------------------------------------------------------
Rosanne Zimmerman                      Member and Managing Director of WP LLC; Partner of WP
-------------------------------------- ---------------------------------------------------------------------------------------------
Pincus & Company LLC*
-------------------------------------- ---------------------------------------------------------------------------------------------


(1)     Citizen of Hong Kong
(2)     Citizen of United Kingdom
(3)     Citizen of India
(4)     Citizen of Canada

* New York limited liability company; primary activity is ownership interest in WP and WP LLC


As of May 29, 2007


                                                                       EXHIBIT 1
                                                                       ---------

                             JOINT FILING AGREEMENT

     THIS JOINT FILING AGREEMENT is entered into as of June 20, 2007, by and among the parties signatories hereto. The undersigned hereby agree that the Statement on Schedule 13D with respect to the shares of Common Stock, par value $0.0001 per share, of Synutra International, Inc., a Delaware corporation, is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                     WARBURG PINCUS PRIVATE EQUITY IX, L.P.

                           By:  Warburg Pincus IX, LLC, its General Partner,
                              By: Warburg Pincus Partners, LLC, its Sole Member,
                                  By: Warburg Pincus & Co., its Managing
                                      Member

                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name: Scott A. Arenare
                                Title:  Partner


                           WARBURG PINCUS IX, LLC

                           By: Warburg Pincus Partners, LLC, its Sole
                               Member,
                              By:  Warburg Pincus & Co., its Managing
                                   Member

                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name: Scott A. Arenare
                                Title:  Partner


                           WARBURG PINCUS PARTNERS, LLC

                              By:  Warburg Pincus & Co., its Managing
                                   Member

                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name: Scott A. Arenare
                                Title:  Partner


                           WARBURG PINCUS LLC

                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name: Scott A. Arenare
                                Title: Managing Director

                           WARBURG PINCUS & CO.

                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name: Scott A. Arenare
                                Title:  Partner


                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name: Charles R. Kaye
                                By:     Scott A. Arenare, Attorney-in-Fact



                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name: Joseph P. Landy
                                By:     Scott A. Arenare, Attorney-in-Fact